Exhibit 12.1

ServisFirst Bancshares, Inc.

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

(in thousands)

	Years ended December 31,
	2014		2013		2012		2011		2010
Fixed charges:
Interest expense—deposits	$12,420		$11,830		$12,249		$13,047		$11,941
Interest expense—borrowed funds	1,699		1,789		2,652		3,033		3,319
Estimated interest within rental expense	802		746		659		618		520
Preferred stock dividends (pretax funds to pay)	565		596		599		306		-
Total fixed charges, excluding interest on deposits	$3,066		$3,131		$3,909		$3,957		$3,839
Total fixed charges, including interest on deposits	$15,486		$14,961		$16,158		$17,004		$15,780

Earnings:
Pretax earnings (loss)	$73,978		$61,975		$51,565		$35,827		$26,736
Fixed charges above	15,486		14,961		16,158		17,004		15,780
Less: Preferred stock dividends (pretax funds to pay)	565		596		599		306		-
Less: noncontrolling interest in pre-tax income of subsidiaries	31		16		-		-		-
Total earnings	$88,868		$76,324		$67,125		$52,525		$42,516

Ratio of earnings to fixed charges (excludes preferred dividends):
Excluding interest on deposits	35.53	x	30.10	x	20.28	x	14.39	x	11.07	x
Including interest on deposits	5.96	x	5.31	x	4.31	x	3.15	x	2.69	x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits	28.98	x	24.38	x	17.17	x	13.27	x	11.07	x
Including interest on deposits	5.74	x	5.10	x	4.15	x	3.09	x	2.69	x